Filed Pursuant To Rule 433

Registration No. 333-209926

February 23, 2017

https://www.irei.com/publications/real-assets-adviser/march-1-2017-vol-4-number-3/how-to-invest-in-gold

How to Invest in Gold

Author: Juan Carlos Artigas

For thousands of years gold has played a role in the monetary system. King Croesus of Lydia (now part of Turkey) produced gold coins around 550 B.C. Gold coins circulated in many countries before the introduction of paper money.

Today, gold is becoming more mainstream as investors look for investments in addition to traditional stocks and bonds. Gold has delivered long-term returns to investors. In fact, over the past decade, it has performed in line with U.S. stocks and outperformed foreign stocks, high-grade bonds, Treasuries and commodities. Many investors have valued gold as a portfolio diversifier and a tool for capital preservation in times of market stress. Increasingly, investors are discovering the benefits of gold under all market conditions.

For investors looking to access gold, there are many choices available: physical bars and coins, gold-backed securities and certificates, and a range of derivative products.

PHYSICAL GOLD

Gold comes in many denominations and gradations of fineness. Fineness is a measure of gold content — often referred to in karats (the highest being 24 karats) or in parts of gold per thousand (usually 995, 999, or 999.9 parts per thousand). The most common weights for coins are 1/20, 1/10, 1/4, 1/2, and 1 troy ounce.

For those interested in bars, these can be purchased in 1, 10, 20, 50, 100 gram denominations, as well as 1 kilo bars and 1, 10, and 100 troy ounces. The standard gold bar used by central banks, many ETFs and bullion dealers is known as the London Good Delivery Bar, and weighs approximately 400 troy ounces. When buying gold through a dealer, one will pay a premium over the spot price. Owning physical gold may involve additional costs beyond the cost of the gold, including insurance and storage.

Care and diligence should be taken when purchasing physical gold, and the authenticity of the gold should be verified by the assay mark. Gold should be purchased from a reputable bank or dealer.

GOLD ACCOUNTS

Bullion banks and some gold dealers offer their customers gold accounts consisting of gold deposits and resembling currency accounts. When the customer orders gold in grams or ounces, the bank will buy the gold on the customer’s behalf and electronically book the transaction into the account. The investor can typically select between an unallocated deposit account and an allocated deposit account. The gold is physically attributed to the account holder only in the case of allocated deposits in specially assigned accounts. In the case of these allocated accounts, the bank cannot lend this gold and if the bank becomes insolvent, the bank’s creditors do not have an interest in this gold. A customer with an unallocated account is an unsecured creditor of the bullion bank or gold dealer.

Gold held in unallocated accounts, just like with many other bank deposits, may be lent by the bank. As a consequence, gold- allocated accounts have higher management fees than unallocated ones. As a general rule, bullion banks do not deal in quantities below 1,000 ounces in either type of account. Bullion bank customers are typically institutional investors, private banks acting on behalf of their clients, central banks and gold market participants wishing to buy or borrow large quantities of gold.

EXCHANGE-LISTED GOLD

Exchange-traded funds (ETFs) and exchange-traded commodities (ETCs) generally allow investors to track the price of gold (minus fund expenses), giving them access to the properties and security of owning physical gold without the need to separately arrange for storage and insurance. ETFs/ETCs seek to combine the flexibility and ease of stock market trading with the benefits of physical gold ownership. Investors can purchase ETF shares like stocks through a stock exchange, hold them in a custody account for securities and sell them when they wish at a relatively low cost. ETFs/ETCs generally have relatively low bid-ask spreads.

ETFs/ETCs are regulated financial products, with each share corresponding to a specific amount of gold and a share price that generally reflects the underlying gold price, less expenses. Unlike gold derivative instruments, ETFs/ETCs are generally backed by physical gold. Typically, the ETF issuer stores the gold in the issuer’s own safe.Currently there are a number of physically-backed gold products, including SPDR® Gold Shares (GLD®), iShares® Gold Trust (IAU) and ETF Securities Physical Gold (SGOL) being among the most well-known.

GOLD DERIVATIVES

Futures and other derivative transactions were originally used to reduce or eliminate risk. Mining companies prefer to know the price at which they can sell their gold in subsequent months or years to better calculate costs. Manufacturers of gold-based products look to base their plans on determined prices. Investing in derivatives requires more knowledge of financial securities than other forms of investing and may not be suitable for all investors.

Derivatives can be traded on exchanges or over-the-counter (OTC). Derivatives traded on exchanges include a central clearing house that matches buyers and sellers. Those traded OTC are bilateral contracts between a buyer and a seller and may have more flexible structures, but may include additional counterparty risk.

While there are many types of derivatives, the most common ones include futures, forwards and options. Futures and forwards help investors buy or sell gold at a future date for a pre-specified price and given a set of characteristics such as size, type, fineness and location where gold can be delivered. Often, these contracts allow settlement in kind as well as in cash. Options give the owner the right, but not the obligation, to buy (call option) or sell (put option) a certain amount of gold at an agreed upon price on an agreed upon date. The cost of the purchase right is the option premium.

Generally, derivatives may allow for margin accounts. The initial margin — or cash deposit paid to the broker — is usually only a fraction of the price of the underlying contract. Consequently, investors can achieve notional ownership of a value of gold considerably greater than their initial cash outlay. While this leverage can be the key to trading profits, it can also give rise to losses in the event of an adverse movement of the gold price.

GOLD MINING STOCKS

Investors can invest in shares of gold mining companies. While these investments may correlate to a certain extent to the gold price, the growth and return on a stock also depends on the expected future earnings of the company and not just on the value of gold. Effective management, production costs, reserves, exploration and project development, and hedging activities are some of the factors to be considered in deciding whether to buy gold mining stocks. Investments in gold and gold mining companies are often seen as complementary.

The gold mining sector is large with more than 300 gold mining companies listed and publicly traded. Market values of mining companies range from very modest levels to those valued in excess of $10 billion.

There are a number of established indices that provide benchmarks of global gold mining share performance, including: FTSE Gold Mines Index, S&P/TSX Capped Gold Index, Philadelphia Gold and Silver Index and the NYSE Arca Gold BUGS index.

Before making the decision to invest in gold, as well as gold-related or gold-backed products, investors should seek advice from their financial advisers, carefully consider the risks, and conduct due diligence on the product before purchasing; in the case of physical gold, investors should ensure that they are purchasing from a reputable dealer.

Juan Carlos Artigas is director of investment research at the World Gold Council

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.